EXHIBIT 99.2
Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), dated March 27, 2008, should be read in conjunction with the Consolidated Financial Statements for December 31, 2007 and related notes thereto which appear elsewhere in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

Overview

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established gold mining and exploration company. During 2006, the Company acquired Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”) which were the main source of the Company’s growth, and significantly contributed to the increases in revenues, costs, cash flows and, reserves and resources which are discussed in more detail within this MD&A. IAMGOLD’s interests include eight operating gold mines, a niobium producer, a diamond royalty and exploration projects located throughout Africa and the Americas. The Company’s advanced exploration and development projects include the Quimsacocha project in Ecuador, the Buckreef project in Tanzania, the Westwood project in Canada, and the Camp Caiman project in French Guiana.

Highlights

•	Operating cash flow for 2007 of $117.1 million compared to $75.2 million in 2006.

•	Annual revenues of $678.1 million, a 124% increase over 2006 of $303.3 million.

•	Net loss for 2007 was $42.1 million or $0.14 per share. Excluding impairment charge for $99.6 million, net earnings (“Adjusted net earnings”) for 2007 was $57.6 million or $0.20 per share.

•	Achieved 965,000 ounces of gold production at an average cash cost of $423 per ounce.

•	Strong cash and gold bullion position of $242.5 million, valuing gold bullion at market.

•	Agreement completed to sell the Sleeping Giant mine on closure.

•	Niobec revenues were $109.8 million for the year, and operating cash flow was $48.9 million.

•	The addition of key senior personnel with international experience and proven track records in the mining industry.

•	Implementation of numerous cost reduction and productivity initiatives throughout the organization
o	Mill optimization and expansion programs at Rosebel
o	New copper flotation circuit at Doyon
o	Renegotiation of the mining contract and installation of a new mill motor and oxygen plant at Mupane
o	Installation of a gravity concentrator at Sadiola
o	Process improvements to increase metallurgical recovery and new hoist installation at Niobec

•	Increased resources at Westwood along with a positive scoping study estimating annual production of 200,000 ounces for approximately 15 years beginning in 2012.

•	2007 annual exploration and development spending of $74.9 million, an increase of 165% over 2006.

•	Labour agreements signed at Rosebel, Sleeping Giant, Mupane and Mouska mines.

Recent events:

•
On January 31, 2008, the permits necessary to commence construction of the Camp Caiman exploration project in French Guiana were not granted. This was despite the fact that the Company fulfilled all of the technical, environmental and legal requirements. On March 13, 2008, IAMGOLD met with the President of France.  The implementation of a new framework for mining in French Guiana is expected to be in place for mining in 2008.  The President agreed to further dialogue regarding to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future.  All existing exploration permits remain in effect. The Company continues to explore all development opportunities as well as available remedies.

The following table is provided to highlight IAMGOLD’s percentage share of producing mines as it relates to how the Company’s financial position and results of operations are included in mining operating segments.

			IAMGOLD Share
	Operator	Segments	2007	2006		2005
Rosebel	IAMGOLD	Suriname	95%	95	%(1)	-
Doyon Division	IAMGOLD	Canada	100%	100	%(1)	-
Sleeping Giant	IAMGOLD	Canada	100%	100	%(1)	-
Mupane	IAMGOLD	Botswana	100%	100	%(2)	-
Niobec	IAMGOLD	Non-gold	100%	100	%(1)	-
Joint Ventures:
Sadiola	AngloGold Ashanti	Mali	38%	38%		38%
Yatela	AngloGold Ashanti	Mali	40%	40%		40%
Working Interests:
Tarkwa	Gold Fields Limited	Ghana	18.9%	18.9%		18.9%
Damang	Gold Fields Limited	Ghana	18.9%	18.9%		18.9%
(1)	For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition. Refer to the further acquisitions description.
(2)	For the period of March 23, 2006 to December 31, 2006 following the GGL acquisition. Refer to the further acquisitions description.

Summarized Financial Results

(in $000’s except where noted)	2007	% Change	2006	% Change	2005
	$		$		$
Financial Position
Cash and cash equivalents, short-term deposits and gold bullion
- at fair value	242,458	11%	218,345	59%	137,496
- at cost	167,247	(4%)	173,376	57%	110,197
Financial Results
Revenues	678,131	124%	303,345	134%	129,774
Mining costs	426,487	178%	153,325	96%	78,071
Depreciation, depletion and amortization	117,581	135%	50,084	89%	26,445
Earnings from mining operations	134,063	34%	99,936	296%	25,258
Earnings from working interests	25,392	(12%)	28,874	87%	15,467
Total earnings from operations and working interests(1)	159,455	24%	128,810	216%	40,725
Adjusted net earnings(2)	57,568	(22%)	74,063	261%	20,494
Impairment charges	(99,628)		(1,582)		-
Net earnings (loss)	(42,060)	(158%)	72,481	254%	20,494
Adjusted basic and diluted net earnings (2) per share	0.20	(49%)	0.39	179%	0.14
Basic and diluted net earnings (loss) per share	(0.14)	(136%)	0.39	179%	0.14
Cash flows
Operating cash flow	117,129	56%	75,211	96%	38,298
Dividend declared per share (US$)	0.06		0.06		0.06
Production
Average realized gold price ($/oz)	693	14%	607	36%	446
Gold produced (000 oz – IMG share)	965	50%	642	44%	446
Cash cost ($/oz – IMG share) (3)	423	32%	321	17%	274
Gold Proven and Probable reserves (000 oz contained – IMG share) (4)	7,975	(18%)	9,696	150%	3,871
Gold Measured and Indicated resources (000 oz contained – IMG share)	22,669	5%	21,519	94%	11,111
Gold Inferred resources (000 oz contained – IMG share)	7,087	(28%)	9,880	131%	4,272
(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP.
(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

(3)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
(4)	Refer to detailed information in the reserves and resources section of the IAMGOLD website.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production				Cash Cost(3)
	2007	2006		2005	2007	2006		2005
	(000 oz)	(000 oz)		(000 oz)	$/oz	$/oz		$/oz
IMG Operator
Rosebel (95%)	263	38	(1)	-	452	415	(1)	-
Doyon (100%)	131	23	(1)	-	528	444	(1)	-
Sleeping Giant (100%)	67	8	(1)	-	358	433	(1)	-
Mupane (100%)	86	65	(2)	-	548	483	(2)	-
	547	134		-	474	454		-
Joint venture and Working interests
Sadiola (38%)	140	190		168	401	273		265
Yatela (40%)	120	141		98	217	224		265
Tarkwa (18.9%)	124	136		137	395	336		268
Damang (18.9%)	34	41		43	533	396		347
	418	508		446	357	286		274
Total	965	642		446	423	321		274
(1)	For the period of November 8, 2006 to December 31, 2006 following the Cambior acquisition. Refer to further acquisitions description.
(2)	For the period March 23, 2006 to December 31, 2006 following the GGL acquisition. Refer to further acquisitions description.
(3)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Financial Results

Adjusted net earnings before impairment charges were $57.6 million or $0.20 per share, compared to adjusted net earnings of $74.1 million or $0.39 per share in 2006, and $20.5 million or $0.14 per share in 2005. Including impairment charges, the net loss for 2007 was $42.1 million or $0.14 per share compared to net earnings of $72.5 million or $0.39 per share in 2006. During 2007, impairment charges of $93.7 million in the value of the Mupane mine was recognized as a result of the decline in the cash flows expected to be generated over the life of the mine. In addition, during the fourth quarter, a $5.9 million impairment charge was also recorded relating to resource development costs incurred at the Doyon division which, to date, have been unsuccessful in increasing the division’s resource profile.

Adjusted net earnings were 22% lower than in 2006 due to numerous cost pressures faced by the Company and throughout the mining industry. Industry-wide increases of mining costs related to costs of supplies, fuel, labour and the weakening of the US dollar. In 2007, the Company successfully completed the transition from non-operator to operator, and assumed the required costs to support its multi-national operations. Exploration expenditures increased to support future growth and maximize value from organic exploration activities.

The increase in net earnings in 2006 from 2005 was mainly a result of higher gold prices and both increased production at the Sadiola and Yatela mines in Mali and from the inclusion of results from the Cambior operations from November 8, 2006.

Operating cash flow for 2007 was $117.1 million compared to $75.2 million in 2006 and $38.3 million in 2005. The increase in operating cash flow is a result of higher gold prices and increased production following the inclusion of results from the Cambior operations from November 8, 2006.

IAMGOLD’s policy has been to invest in gold bullion to increase shareholder value through the appreciation of gold.  During 2007, the appreciation in the Company’s holding of gold bullion equated to approximately $0.12 per share.  The Company continues to maintain a strong balance sheet. Cash and cash equivalents, short-term deposits and gold bullion position totaled $242.5 million as at December 31, 2007 with gold bullion valued at market compared to $218.3 million at the end of 2006. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet.

Revenues

IAMGOLD’s consolidated mining revenues in 2007 were $678.1 million, 124% higher than the $303.3 million in 2006. The increase in 2007 compared to 2006 was attributable to the rise in the average realized gold price of $693 per ounce compared to $607 per ounce in 2006, increasing revenues by $67.4 million. The increase in attributable gold sales also increased revenues by $204.7 million. The additional contribution of the Niobec mine of $97.1 million as well as higher royalty revenues also generated higher revenues. The production increases in 2007 were a result of the full year impact of the acquisition of the Rosebel, Doyon, Sleeping Giant, Mupane and Niobec mines in 2006 partially offset by a decrease in Sadiola and Yatela mines. Revenues in 2006 were 134% higher than in 2005 mainly due to the acquisitions stated above, and the increase in the realized gold price from $446 per ounce in 2005 to $607 per ounce in 2006.

Mining Costs and Production

Mining costs were $426.5 million for 2007, an increase of $273.2 million compared to $153.3 million in 2006. The increase was mainly due to the inclusion of the GGL and Cambior operations for the full year in 2007. The Company faced cost increases on supplies, fuel and labour which added approximately $20.0 million to mining costs in 2007.

Consolidated production gold cash costs increased from $321 per ounce in 2006 to $423 per ounce in 2007, an increase of 32% and in line with market guidance from the third quarter. Please refer to the supplemental information attached to the MD&A for the summarized calculation and reconciliation to GAAP. In 2007, the gold mining industry experienced a challenging year facing cost pressures related to higher labour, fuel and maintenance costs. According to the GFMS’s 2007 Gold Survey, a precious metal consultant, worldwide cash costs have increased 24% over the first nine months of 2007, and reached over $400 per ounce in the third quarter of 2007.  The Company faced increases in 2007 mainly due to lower production in some mines and to higher cost of supplies, fuel and labour used in production. The increase in gold price was favorable to the mining industry in terms of higher revenues reported, but such a rise in gold price also had a $13 per ounce impact on royalty expenses which are included in mining costs.  The weakening of the US dollar compared to the Canadian dollar also increased cash costs by approximately $7 per ounce.

Total attributable production reached 965,000 ounces in 2007, a 50% increase from 2006.  The increase is mainly a result of additional production at the Company’s operating gold mines; Rosebel, Doyon, Sleeping Giant, and Mupane, which were all acquired during 2006. The Company’s joint ventures, Sadiola and Yatela and equity interests, Tarkwa and Damang, produced 18% less than in 2006, largely attributable to declines in grade and recovery, heavy rainfall, and other planned changes in production output.

The production of 965,000 ounces was in line with the revised guidance for the year but lower than the original guidance of 1,000,000 ounces.  The primary reasons for the shortfall were the heavier than normal rainfall levels in Mali and Ghana, lowering recovery and total tonnage processed at the Sadiola mine, fewer tonnes stacked and processed at Tarkwa and equipment availability at the Mupane mine. This was partially offset by gains at the Sleeping Giant, Yatela and Rosebel mines.

With 2007 being the first full year for IAMGOLD being a mine operator, the following analysis separates the mines operated by IAMGOLD and the mines held through joint ventures and working interests.

Cash costs, at the mines operated by IAMGOLD, increased 4% from the 2006 level of $454 per ounce to $474 per ounce in 2007. The increase can be attributed to royalty expense of $15 per ounce and the weakening of the US dollar of approximately $10 per ounce, both of which are driven by market conditions. The Company also faced increases to cash costs due to the labour dispute at Rosebel in the first quarter of 2007, challenging ground conditions at Doyon and equipment availability at the Mupane facility, which has since been rectified. The cost pressures were partially mitigated by cost improvement programs throughout the Company’s operations.

The Company is proceeding with the expansion of the mill and the mill optimization at Rosebel. This will have an estimated favourable impact of $35 per ounce on cash costs over the life of the mine.  For more details, refer to the Rosebel mine analysis. At the Mupane mine, a review of the mining operations resulted in renegotiating the mining contract with the third party contractor which should reduce costs in 2008. In addition, a larger mill motor was commissioned in 2007, which should allow for increase throughput in the Mupane plant, and therefore increased efficiency. Significant efforts continue to contain and lower operating costs at the IAMGOLD operated sites.

The Company’s joint ventures, Sadiola and Yatela, and working interests, Tarkwa and Damang, saw their cash costs increase from $286 per ounce in 2006 to $357 per ounce in 2007, representing a 25% increase during the year. These cost increases were mainly due to an 18% reduction in production in 2007 compared to 2006 and higher input costs discussed earlier. After taking the production reduction into account, the costs were controlled due to various improvement initiatives at each of the sites.

Depreciation, Depletion and Amortization

In 2007, depreciation, depletion and amortization of $117.6 million was 135% higher than in 2006 mainly as a result of production activities related to the acquisitions.  Depreciation recorded in the first quarter of 2007 for Mupane and the first nine months of 2007 for the acquired Cambior mines reflected the preliminary purchase price allocation.  The effect of the adjustments from the preliminary allocations on depreciation calculations was prospectively applied.  Similarly, the impact of the impairment charge recorded for the Mupane mine at the end of the second quarter of 2007, on depreciation calculations was also prospectively applied.  Depreciation, depletion and amortization recorded in the fourth quarter of 2007 of $38.1 million included the prospective application of the final purchase price equation from November 8, 2007 to December 31, 2007 and is a better representation of depreciation expense for future periods.

Reserves and Resources

Please refer to the Reserves and Resources section of the Company’s website for more details. A summary of changes from 2006 follows.

At the end of 2007, proven and probable reserves were 165.6 million tonnes with an average grade of 1.5 g/t Au, indicating 8.0 million ounces, an 18% decrease from 2006, mainly as a result of a net decrease in attributable reserves at Sadiola and Tarkwa.  Decreases in Rosebel reserves, for reasons noted above, were mostly offset by gains from the Company’s remaining mines. Reserves were evaluated at $600 per ounce at the end of 2007.

Proven and probable reserves of niobium were 101,600 tonnes of niobium oxide, a 23% decrease compared to the end of 2006, mainly due to the production of the year and following an update on rock mechanic studies to evaluate the percentage of horizontal pillars that can be recovered. The technical study on the possible use of paste backfill at Niobec, to be completed during 2008, is expected to have a positive impact on the mining recovery of resources and therefore on future reserves.

At the end of 2007, Measured and Indicated Resources were 562.7 tonnes with an average grade of 1.3 g/t Au, indicating 22.7 million ounces, a 5% increase over 2006.  The increase is a result of the conversion of inferred resources to measured and indicated resources and an increase in the gold price assumption from $500 to $700. This was partially offset by general increases in cost assumptions at all mines, as well as pit design changes at Sadiola and Mupane. At Rosebel, marginal ore was eliminated from the mine plan to reduce the overall strip ratio.

Quarterly Financial Review
(in $000’s except where noted)
2007	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	146,358	167,306	170,221	194,246	678,131
Adjusted net earnings(1)	11,285	12,355	19,527	14,401	57,568
Net earnings (loss)	11,285	(81,370)	19,527	8,498	(42,060)
Adjusted basic and diluted adjusted net earnings per share(1)	0.04	0.04	0.07	0.05	0.20
Basic and diluted net earnings (loss) per share	0.04	(0.28)	0.07	0.03	(0.14)
Operating cash flow	16,652	14,062	29,788	56,627	117,129
2006	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	44,481	71,955	65,659	121,250	303,345
Net earnings from continuing operations	19,851	29,838	13,425	9,274	72,388
Net earnings from discontinued operations	-	-	-	93	93
Adjusted net earnings(1)	19,851	29,838	13,625	10,749	74,063
Net earnings	19,851	29,838	13,425	9,367	72,481
Basic and diluted net earnings from continuing operations per share	0.13	0.17	0.08	0.04	0.39
Basic and diluted adjusted net earnings per share	0.13	0.17	0.08	0.04	0.39
Basic and diluted net earnings per share	0.13	0.17	0.08	0.04	0.39
(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information for a reconciliation to GAAP.

During the fourth quarter of 2007, adjusted net earnings were $14.4 million or $0.05 per share, compared to adjusted net earnings of $10.7 million or $0.04 per share for the fourth quarter of 2006. Net earnings during the fourth quarter of 2007 were $8.5 million or $0.03 per share compared to $9.4 million or $0.04 per share during the fourth quarter of 2006. Results in the fourth quarter of 2007 were affected by higher operating costs at the mining operations primarily due to higher labour, fuel costs and maintenance costs, royalty payments, and foreign exchange rate movements and partially offset by stronger gold prices. Results were also positively impacted by the contribution of the Niobec mine.

Operating cash flow for the fourth quarter was $56.6 million compared to a cash outflow of $4.7 million in the fourth quarter of 2006. The increase is a result of higher earnings due to higher revenues partially offset by higher mining cost during the fourth quarter of 2007.

Acquisitions

In 2006, IAMGOLD proceeded with the acquisition of Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”).

Gallery Gold Limited

On March 22, 2006, IAMGOLD acquired all of the issued and outstanding shares of GGL in exchange for the issuance of 26,221,468 common shares. At the time, GGL, through its subsidiaries, owned a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef project in Tanzania. The purchase price was $202.3 million, including the purchase of GGL common share options for $2.4 million and transaction costs of $2.5 million. The value was determined based on the average closing price on the Toronto Stock Exchange for the two days prior to and two days after the announcement on December 5, 2005, after market closed, and on an exchange ratio of one IAMGOLD share for each 22 GGL shares.

Cambior Inc.

On November 8, 2006, IAMGOLD acquired all of the issued and outstanding shares of Cambior, an international gold producer with operations, development projects and exploration activities throughout the Americas (Rosebel mine, Doyon Division, Sleeping Giant mine, Niobec mine, Westwood and Camp Caiman projects). As consideration for the transaction, the Company issued 116,258,765 common shares along with options and warrants exercisable for 10.8 million common shares of IAMGOLD. The purchase price was $1.1 billion, including transaction costs of $5.1 million. The value was determined based on the daily weighted average price on the Toronto Stock Exchange for the two days prior to, the day of, and the two days after the public announcement on September 14, 2006 before market opened, and an exchange ratio of 0.42 IAMGOLD share for each Cambior share.

Purchase Price Allocations—Final Fair Value

In 2007, independent specialists were retained to assist the Company in determining the final allocations of the fair values for GGL and Cambior. Business acquisitions are accounted for under the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value of the consideration paid at the closing date of acquisition.  The fair value of the consideration paid is then allocated to the fair values of the identifiable assets and liabilities. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value requires management to make assumptions and estimates about the fair values. The assumptions and estimates generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions of estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

The principal valuation methods for major classes of assets and liabilities were:

•
Inventories—gold and niobium production inventories and ore stockpiles were valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

•	Plant and equipment—replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

•
Mining properties at producing sites (including proven and probable reserves and value beyond proven and probable reserves)—Multi-period excess earnings approach considering the prospective level of cash flows and fair value of other assets at each mine. A market approach by comparison to other publicly traded entities in similar lines of business with analysis of the market multiples of entities engaged in similar businesses was then used to corroborate the values derived.

•
Development projects—discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital expenditures, and/or based on a market approach as noted above.

•	Exploration properties—appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

•	Long-term debt and derivative instruments—estimated fair values consistent with the methods disclosed under the Company’s note disclosure on accounting policies.

•	Asset retirement obligations—estimated fair values consistent with the methods disclosed under the Company’s note disclosure on asset retirement obligations.

During 2007, the Company completed the final purchase price equation for the GGL and Cambior acquisition and updated the calculations of amortization expense prospectively.

Revised allocations of the fair values of the consideration paid, for both transactions, to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below.

Final Fair Value ($000’s)	GGL	Cambior	Total
Assets acquired and liabilities assumed:	$	$	$
Cash and cash equivalents	971	7,183	8,154
Mining assets	123,874	787,486	911,360
Exploration and development	99,775	207,887	307,662
Other assets	20,472	114,393	134,865
Net assets held for sale	-	26,343	26,343
Goodwill	62,837	269,660	332,497
Other intangible assets	-	16,150	16,150
Current liabilities	(11,186)	(98,123)	(109,309)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,791)	(50,138)	(52,929)
Accrued benefit liabilities	-	(11,393)	(11,393)
Future income and mining tax liabilities	(15,323)	(107,766)	(123,089)
Non-controlling interest	-	(6,604)	(6,604)
	202,329	1,105,157	1,307,486
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options (a)	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	5,087	7,566
	202,329	1,105,157	1,307,486
(a)	The equivalent options granted upon the acquisition of Cambior were valued at their fair value using the Black-Scholes option pricing model.

Outlook
	Projections 2007	Revised Projections 2007	Actual 2007	Projections 2008
Attributable share of gold production (000 oz)	1,000	970	965	920
Cash cost ($/oz)	395	410-420	423	455-470
Realized gold price ($/oz)	600	650	693	700
Oil ($/barrel)	66	66	71	90
Foreign exchange rate (C$/US$)	1.15	1.15	1.07	1.05

IAMGOLD’s attributable share of gold production in 2008 from the actual operating mines is expected to be 920,000 ounces of gold at a cash cost between $455 and $470 per ounce, including royalties based on a gold price of $700 per ounce, a forecast of $90 per barrel of oil and a Canadian/US dollar exchange rate of 1.05.

Cash cost estimates are based on the assumptions noted above.  Changes in these assumptions may have a material impact on cash costs, financial position, and overall results of operations. The sensitivity to a $100 per ounce rise in the gold price would increase royalty expenses included in cash costs by approximately $10 per ounce. Fuel is a key cost driver as it is used in production during extraction and processing of ore, and in some cases, to generate electric power for operations in whole or in part.  Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs.  A $10 per barrel change in oil prices could cause a change in cash costs of approximately $6 per ounce.  The Company operates three gold mines in Canada and therefore a change in the Canadian/US exchange rate by 10% would have an impact on cash costs of approximately $8 per ounce. The investment planned in 2008 at Rosebel will improve production and costs beginning in 2009.

The decrease in the 2008 estimated gold production compared to the actual production of 2007 is primarily due to a planned decrease at Rosebel, Doyon, Sleeping Giant, and Yatela partially offset by an increase at Mupane and Sadiola. Cash costs per ounce are expected to be higher mainly due to the increase in royalty expenses, higher expected oil prices and further cost pressures which are being seen throughout the mining industry, as well as lower production.

In the Company’s niobium mine, demand for ferroniobium, a strengthening element used in the manufacturing of specialty steel alloys, continues to increase, supported by growth in China, high demand for pipeline steels, and favourable economic conditions. Demand is expected to remain strong for at least the next two years. Ferroniobium prices, like demand, have increased to record levels during 2007 and continue to rise.

Gross margin for 2008 is expected to be approximately $300.0 million compared to $277.0 million in 2007 and is dependent on market conditions for the price of gold and ferroniobium and input costs. The gross margin is a non-GAAP measure and represents total revenues and earnings from working interests less mining costs excluding depreciation, depletion and amortization. This is additional information which should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In 2007, the Company incurred a net loss of $42.1 million.

The Company will continue to focus on increasing reserves and production organically and through acquisitions, as well as focusing on containing and reducing cash costs at existing operations.

Acquisition opportunities will focus on economic return, including the ability to decrease the Company’s long-term cost structure. The criteria will also increase production by at least 75,000 ounces per annum, a demonstrated exploration upside, and a geographic fit with the Company’s existing profile.

Market Trends

Gold Market

The performance of IAMGOLD’s gold mines is closely related to the price of gold which is determined by the gold market. The gold market is characterized by substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market. Factors mainly affecting the gold price are the US dollar, inflation expectations, oil prices, and interest rates.

During 2007, the gold price displayed considerable volatility. Spot gold prices rose more than 30% in 2007, its largest annual gain since 1979. Gold price averaged $695 per ounce in 2007 but traded between $608 and $841 per ounce throughout the year compared to an average price of $604 per ounce in 2006. The closing price for 2007 was $834 per ounce.

Gold was impacted by record high oil prices, depreciation of the US dollar, credit market turmoil initiated by the collapse of the US sub-prime mortgage market, falling US interest rates and inflation worries. Continued political tensions in the Middle East also helped to increase its safe-haven appeal.

The jewellery demand suffered as a consequence of the high price, but has been more than offset by global investor demand for gold.

In the first quarter of 2008, gold reached a record level exceeding $1,000 per ounce. The following graph shows the monthly gold price movement over the past three years.

Gold Price—London PM Fix (US$/oz)

Niobium Market

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and construction.

IAMGOLD is one of three producers worldwide, and has held a market share between 10% and 15% over the past five years. The niobium market is led by a Brazilian producer whose operations can impact market conditions. The Company’s competitiveness in certain markets is also impacted by tariffs and duties imposed by governments.

In 2007, demand continued to rise, supported by growth in China, high demand for pipeline steels, and favourable economic conditions. Demand is expected to remain strong for at least the next two years. The final product resulting from mining, concentration and conversion at Niobec is ferroniobium, an alloy containing iron and niobium.  Ferroniobium prices, like demand, have increased to record levels during 2007 and continue to rise. Steady market growth has enabled production and sales to expand.

Currency

The Company’s reporting currency is the US dollar. Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mines and corporate costs. The Canadian dollar continued to strengthen during 2007 compared to the US dollar and reached 0.9913 as at December 31, 2007 with an average rate of 1.0748 in 2007 compared to 1.1341 in 2006 and 1.2116 in 2005.

Oil Price

Fuel is a key input to extract tonnage and in some cases, to wholly or partially power operations.  Since fuel is produced by the refinement of crude oil, changes in the price of oil can have a direct impact on changes in fuel costs.  The Company consumes approximately 0.6 million barrels of fuel across our mines every year.  Oil prices averaged $72 per barrel in 2007 compared to $66 per barrel in 2006, an increase of 9%.  Oil price closed at $96 per barrel at the end of 2007, an increase of 57% compared to the end of 2006.  In the first quarter of 2008, the price per barrel reached over $100.

Results of Operations

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	Q1	Q2	Q3	Q4	2007	% Change	2006(a)
Total operating material mined (000t)	7,205	8,167	10,518	10,073	35,963	568%	5,382
Strip ratio(b)	4.0	3.3	3.5	3.8	3.6	(5%)	3.8
Ore milled (000t)	1,522	1,949	2,076	1,958	7,505	540%	1,173
Head grade (g/t)	1.1	1.2	1.2	1.4	1.2	9%	1.1
Recovery (%)	90	93	93	93	93	1%	92
Gold production - 100% (000 oz)	48	71	75	82	276	590%	40
Gold production – 95% (000 oz)	46	69	71	77	263	590%	38
Gold sales - 100% (000 oz)	48	71	74	74	267	521%	43
Gold revenue ($/oz) (c)	652	660	668	819	705	13%	625
Cash cost ($/oz) (d)	505	466	458	403	452	9%	415
(a)	For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(c)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Rosebel was acquired through the acquisition of Cambior on November 8, 2006. During 2007, the Rosebel mine produced 276,000 ounces compared to 40,000 ounces included in the Company’s 2006 consolidated results. The production for 2007 was 8% lower from the full year production in 2006 of 300,000 ounces. The decrease is due to fewer tonnes milled as a result of the change in the zones mined resulting in an ore mix containing additional hard rock which also decreased grade and recovery in 2007 relative to the full year of 2006. Production was also affected by the labour interruption in the first quarter of 2007. Actual production in 2007 exceeded the forecast of 255,000 ounces by 8% due to higher tonnes mined and milled than expected.

Cash costs were $452 per ounce for 2007 compared to $415 per ounce for the two month period in 2006, an increase of 9%. Royalty expenses contributed a $16 per ounce increase resulting from the rise in gold prices and represented 26% of the overall increase in cash costs. The increase can also be attributed to the three week labour dispute in the first quarter of 2007, higher fuel prices, tire and maintenance costs. Notwithstanding an increase in 2007 compared to the two-month period in 2006, over the past three quarters of 2007 cash costs have declined by approximately 10% due to the resolution of the labour dispute and continuous review of the operation reducing costs and improving processes.

During the first quarter of 2007, the labour dispute was settled and the mine workers accepted a three year labour agreement.

Capital expenditures amounted to $39.3 million in 2007 and were related to plant equipment and capitalized local exploration within the Rosebel concession. A significant portion of the capital expenditures in the fourth quarter of 2007 was related to the expansion of the mill optimization approved in July 2007. Further mine engineering work is also ongoing for an expansion in mine production capacity through an increase in the size of the mining fleet.

For 2008, Rosebel’s attributable production is expected to be 254,000 ounces. Rosebel capital expenditures should be $71.7 million for the expansion and optimization of the mill, replacement of some mining equipment, tailings dam expansion and, capitalized exploration and development.

On February 6, 2008, the Company announced an $18.4 million investment to expand the Rosebel mill. This expansion allows for an increase in the annual IAMGOLD attributable gold production from approximately 275,000 ounces per year to 300,000 to 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce over the life of mine. This is expected to increase the annual mill throughput from 8 million tonnes of ore to 8.9 million tonnes while adding sufficient operational flexibility to increase throughput by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity. The mill expansion eliminates the need for stockpiles, and through the installation of extra leach tanks to increase residence time, will boost metallurgical recovery from 94% to 95%.

The $26.0 million Rosebel mill optimization, announced in July 2007, is expected to be completed in November 2008.  This optimization will enable production rates to be maintained as more hard rock is fed into the mill. In 2008, $15.0 million remains to be spent on the optimization program in addition to the $18.4 million mill expansion investment mentioned above and to be completed by the end of 2008.

Concurrent with mill expansion, is the redesign of the existing mine plan which will eliminate marginal ore and reduce the life of mine strip ratio from 4.0 to 3.5 while maintaining the mine reserve grade at 1.2 gram per tonne. The lower strip ratio and the reduction of marginal material in the mine plan will reduce the current mine life by one year, but the significant increase in profitability will offset the potential loss of production. Other capitalized expenditures planned in 2008 will also be related to mine, tailings dam and exploration.

Canada—Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Q1	Q2	Q3	Q4	2007	% Change	2006(a)
Total operating material mined (000t)	162	166	148	167	643	530%	102
Ore milled (000t)	147	173	154	168	642	463%	114
Head grade (g/t)	6.7	6.5	6.6	6.6	6.6	(1%)	6.7
Recovery (%)	85	106	96	96	96	-	96
Gold production - 100% (000 oz)	31	34	32	34	131	470%	23
Gold sales - 100% (000 oz)	33	28	29	31	121	426%	23
Gold revenue ($/oz) (b)	655	664	692	792	701	11%	629
Cash cost ($/oz) (c)	509	533	541	529	528	19%	444
(a)	For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Doyon division was acquired with the acquisition of Cambior on November 8, 2006. In 2007, the Doyon division produced 131,000 ounces of gold compared to the attributed production of 23,000 ounces included in the Company’s consolidated results for 2006. The production for 2007 was 14% lower than the full year production in 2006 of 153,000 ounces. The reduction is primarily due to the maturity of the mines, challenging ground conditions, narrower ore zones, and hoisting approximately 20% less material in 2007 compared to 2006. Ounces produced in 2007 fell slightly short of the forecast of 140,000 ounces mainly due to lower grades than expected.

A new copper flotation circuit was commissioned at the Doyon mill and was fully operational during the second quarter of 2007 with metallurgical results exceeding expectations.

Cash costs were $528 per ounce for 2007 compared to $444 per ounce for the two-month period of ownership in 2006, an increase of 19%. The increase in cash costs for 2007 was due to lower production and poor ground conditions at the Doyon mine. Cash costs were also adversely affected by the weakening US dollar throughout 2007, increasing cash costs by approximately $33 per ounce, and the increase in the gold price, raising royalty costs by $5 per ounce.

Capital expenditures for the Doyon division in 2007 were $17.7 million, mainly related to the development and purchase of equipment for the Westwood project, with the remaining related to underground infrastructure. Capital expenditures were also related to capitalized resource development expenditures for which an impairment charge of $5.9 million was recorded, at the end of 2007, following unsuccessful results in increasing the division’s resource profile.

For 2008, Doyon production is expected to be approximately 107,000 ounces as the mine reaches the end of production. Capitalized expenditures of $13.0 million for 2008 will be related to exploration and development of the Westwood project.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec.

In 2007, over $3.7 million was spent on the project to advance the exploration drift and develop the resource. In June 2007, results from the underground exploration program were announced and confirmed the existence of three mineralized zones. The inferred resources identified totaled 14.1 million tonnes at an average grade of 7.3 g/t Au for 3.3 million ounces of gold.

According to the scoping study completed in September 2007, the project has the potential to produce 200,000 ounces of gold per year for approximately 15 years beginning in 2012. It confirmed the potential of the project to significantly contribute to the growth of the Company’s long term production profile.

Exploration efforts will continue in 2008. In March 2008, the Company issued 928,962 flow-through shares for the amount of C$8.5 million which will have to be spent during the year. Current plan is to accelerate the project and $12.9 million of exploration costs have been budgeted for 2008. The work program includes the completion of the exploration drift and further development in the ore zone at the 850 meter level to check for grade and continuity. Exploration drilling will continue beyond the current resource area. Metallurgical, rock mechanic and hydrological studies are on-going. An advanced scoping study is expected to be completed for internal review by the end of 2008 and the shaft sinking is anticipated to begin in 2009.

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Q1	Q2	Q3	Q4	2007	% Change	2006(a)
Total operating material mined (000t)	45	44	37	44	170	710%	21
Ore milled (000t)	45	43	37	45	170	673%	22
Head grade (g/t)	12.0	13.1	12.1	12.8	12.5	13%	11.1
Recovery (%)	97	98	97	98	97	-	97
Gold production - 100% (000 oz)	17	18	14	18	67	738%	8
Gold sales - 100% (000 oz)	17	16	14	18	65	829%	7
Gold revenue ($/oz) (b)	655	666	692	789	702	12%	629
Cash cost ($/oz) (c)	330	298	386	418	358	(17%)	433
(a)	For the period of November 8, 2006 to December 31, 2006, following the Cambior acquisition.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Sleeping Giant mine was acquired with the acquisition of Cambior on November 8, 2006. Sleeping Giant produced 67,000 ounces of gold during 2007 compared to the attributed production of 8,000 ounces included in consolidated results for 2006. The production for 2007 was approximately 45% higher than the full year production of 46,000 ounces in 2006, due to improved productivity attributed to training programs, lower dilution in certain areas of the mine, better grade and improved sequencing of mining activities. The production for 2007 was 34% higher than forecast production of 50,000 ounces mainly due to higher grade and higher tonnes mined in 2007.

Cash costs were $358 per ounce in 2007 compared to $433 per ounce for the two-month period of ownership in 2006, a decrease of 17% due to higher production slightly offset by the weakening of the US dollar which increased costs by approximately $22 per ounce during 2007. Cash costs for 2007 were also lower than forecast of $380 per ounce for the same reasons.

Unionized employees of the Sleeping Giant mine voted in 2007 for the renewal of their collective agreements for a period of three years.

Capital expenditures were $0.2 million in 2007 due to the mine winding down operations. An agreement to sell this property at the end of production was signed in 2007.

For 2008, Sleeping Giant will wind down and production’s forecasts are 54,000 ounces of gold. No capital expenditure is expected in 2008.

Agreement to Sell the Sleeping Giant Mine

On October 9, 2007, an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”), granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing, for total consideration of up to C$7.0 million.

As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets. Upon the formal closing of the agreement in December 2007, Cadiscor paid C$0.3 million in cash and issued to IAMGOLD 0.6 million common shares and 1.0 million common share purchase warrants, each warrant entitling IAMGOLD to purchase one common share at a price of C$1.00 until April 1, 2009. These shares and warrants were valued at $0.5 million. The total proceeds have been accounted for as an offset to mining assets until the sale is completed. Upon exercise of the option to purchase Sleeping Giant, expected late in 2008 but no later than April 1, 2009, Cadiscor will pay C$5.0 million in cash or Cadiscor common share equivalent less the maximum allowable discount permitted by the TSX Venture Exchange. IAMGOLD will also receive C$1.0 million in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill, and will retain a net smelter return royalty on future production from Sleeping Giant.

Botswana—Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	Q1	Q2	Q3	Q4	2007	% Change	2006(a)
Total operating material mined (000t)	2,075	2,424	1,588	1,393	7,480	22%	6,152
Strip ratio (b)	10.8	6.8	3.9	2.8	5.4	(27%)	7.4
Ore milled (000t)	183	233	238	255	909	32%	687
Head grade (g/t)	3.3	3.7	3.4	3.4	3.5	6%	3.3
Recovery (%)	86	87	86	84	85	(4%)	89
Gold production - 100% (000 oz)	17	24	22	23	86	32%	65
Gold sales - 100% (000 oz)	19	23	25	19	86	32%	65
Gold revenue ($/oz) (c)	606	617	635	621	621	4%	598
Cash cost ($/oz) (d)	650	499	591	482	548	13%	483
(a)	For the period of March 23, 2006 to December 31, 2006, following the GGL acquisition.
(b)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(c)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Mupane mine was acquired with the acquisition of GGL on March 23, 2006. Gold production for 2007 was 86,000 ounces of gold compared to the attributed gold production of 65,000 ounces included in consolidated results for 2006. The production for 2007 was 32% higher than the full year production of 2006. The production for 2007 was lower than forecast production of 100,000 ounces due to lower throughput in the plant resulting from problems with the SAG motor which have since been resolved. Production also decreased due to lower recovery.

Cash costs of $548 per ounce were higher than 2006 and forecast by 13% and 42% respectively due to lower production, higher mill consumables such as cyanide and grinding balls, fuel, tire and maintenance costs, and longer haulage distances. In addition, higher mining contract costs, related to fuel price increases, experienced with the third party contractor contributed to increased overall costs for 2007. During the third quarter of 2007, a review of the mining operations resulted in renegotiating the mining contract with the third party contractor, which will reduce the costs going forward. A larger mill motor was commissioned in the fourth quarter of 2007 allowing higher throughputs in the plant, which increased efficiency.

Capital expenditures in 2007 were $1.1 million, mainly for the purchase of a new oxygen plant and to raise the tailings dam.

Production is expected to increase in 2008 to 100,000 ounces of gold. Capital expenditures in 2008 are expected to be $1.2 million.

As at December 31, 2007, the remaining Mupane forward sales contracts acquired on acquisition of GGL were as follows:

Year	Forward Sales oz	Average Forward Price (US$)	Liability ($000)
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	121,664	404	28,346

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In 2007, 77,776 ounces of gold were delivered under forward sales contracts (2006 - 58,332 ounces) and 8,580 ounces were sold on a spot basis (2006 - 6,780 ounces).

Revenues were comprised of the following:
(in $000)	2007	2006(a)
	$	$
Gold forward sales contracts	31,293	23,470
Gold spot sales	5,857	4,171
Gold forward sales liability amortization	16,439	11,322
Silver sales	225	-
	53,814	38,963
(a)	For the period of March 23 to December 31, 2006

As part of the due diligence process for the acquisition of GGL, the Company reviewed the Mupane Life of Mine Plan (LOM Plan) and the exploration programs in the Botswana area. The LOM Plan was determined to be reasonable and appropriate and that exploration potential for the area was considered to be good and increases to the resource base were considered likely. Exploration programs were continued by the Company upon acquisition of GGL. Exploration results were unsuccessful in achieving an increase to the mine’s resource base. This resulted in a decision to significantly reduce the exploration program, including termination of the majority of the region’s exploration personnel. Furthermore, the mine significantly diverged from the LOM Plan used during the initial valuation, with the largest variation occurring when the mine changed from softer oxide ore to harder primary sulphide ore. Operating costs had also risen substantially, mainly due to higher labour costs in Botswana, sharply rising consumables prices and higher mining costs. This under performance resulted in a full review of the mine operations and an update to the LOM Plan, which was completed during the second quarter of 2007. This review considered the exploration potential of the area, the current mineral resources, the projected operating costs, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which resources could be economically mined and be considered as mineable mineral reserves. A mine schedule was developed and cash flows calculated. The carrying value exceeded the sum of undiscounted cash flows resulting in an impairment charge to the Mupane operations of $93.7 million.

The $93.7 million charge consisted of a reduction of goodwill of $32.8 million, a reduction of $8.0 million to other long-term assets (stockpiles) and a reduction of $52.9 million in the carrying value of the Mupane mine. Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were estimated using long-term gold prices from $550 to $700 per ounce, gold recovery of 87% to 91% depending on the rock type and pit source and expected continuation of operations to mid 2010 including the processing of stockpiled ore. Future expected operating costs, capital expenditures, and asset retirement obligations were based on the updated LOM plan. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate, commensurate with the risk. Management’s estimate of future cash flows is subject to risks and uncertainties, therefore changes could occur.

The decrease in estimated production did not have any impact on the accounting treatment for the Mupane forward sales contracts which are accounted for as normal purchase and sales contracts, whereby deliveries are recorded at their respective forward prices.

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results

	Q1	Q2	Q3	Q4	2007	% Change	2006	% Change	2005
Total operating material mined (000t)	2,887	2,942	1,795	2,834	10,458	17%	8,904	21%	7,344
Strip ratio (a)	4.6	3.1	4.1	3.5	3.7	12%	3.3	32%	2.5
Ore milled (000t)	391	398	373	418	1,580	(14%)	1,832	(4%)	1,910
Head grade (g/t)	3.6	4.0	3.8	3.5	3.7	(5%)	3.9	11%	3.5
Recovery (%)	78	79	75	80	78	(9%)	86	-	86
Gold production (000 oz)	31	34	35	40	140	(26%)	190	13%	168
Gold sales (000 oz)	34	35	35	40	144	(23%)	188	11%	169
Gold revenue ($/oz) (b)	652	666	681	800	704	16%	607	36%	446
Cash cost ($/oz) (c)	409	406	385	406	401	47%	273	3%	265
(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for 2007 was 140,000 ounces, a decrease of 26% from the 190,000 ounces produced in 2006, and a 17% decrease from the 2007 forecast of 169,000 ounces.  The decrease in production was due to a lower recovery as a result of processing more soft sulphide material which required a longer retention time, and was therefore processed at a reduced throughput in 2007.  Gold production in 2006 was 13% higher than the 168,000 ounces produced in 2005, due to better equipment availability, a mild rainy season, and the processing of higher grades.

Cash costs were $401 per ounce, a 47% increase compared to the 2006 cash costs of $273 per ounce, and 11% higher than the $360 per ounce targeted for 2007.  The increase is mainly attributable to the reduction in gold production as noted above and the processing of soft sulphide material which reduced recovery, increased retention time and required additional reagents, and the increase in operating tonnes mined due to higher strip rates. Cash costs in 2006 increased by 3% from $265 per ounce in 2005 mainly due to inflation consumable price in 2006.

The Company’s attributable portion of capital expenditures of $5.8 million was mainly for drilling of the deep sulphide zone, additional pit dewatering infrastructure and installing a gravity concentrator in the mill circuit.

Dividend distributions were made during 2007, the Company’s share being $8.6 million.

Attributable production is expected to increase in 2008 to 170,000 ounces of gold due to an increase in ore milled, head grade and recovery. The Company’s attributable capitalized expenditures planned in 2008, of $3.3 million, will be mainly related to infrastructures and exploration.

Mali—Yatela Mine (IAMGOLD interest – 40%)
Summarized Results

	Q1	Q2	Q3	Q4	2007	% Change	2006	% Change	2005
Total operating material mined (000t)	351	312	599	1,254	2,516	(17%)	3,041	(47%)	5,754
Capitalized waste mined pit cutback (000t)	1,339	1,391	652	120	3,502	30%	2,699	100%	-
Strip ratio (a)	1.0	0.5	2.1	8.3	2.6	4%	2.5	(64%)	6.9
Ore crushed (000t)	287	337	259	349	1,232	(4%)	1,282	2%	1,259
Head grade (g/t)	3.3	5.0	2.3	2.5	3.3	(20%)	4.1	37%	3
Gold stacked (000 oz)	30	54	19	28	131	(21%)	165	36%	121
Gold production (000 oz)	35	33	30	22	120	(15%)	141	44%	98
Gold sales (000 oz)	36	32	31	22	121	(15%)	142	45%	98
Gold revenue ($/oz) (b)	651	666	679	796	688	14%	606	35%	449
Cash cost ($/oz) (c)	180	227	241	231	217	(3%)	224	(15%)	265
(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for 2007 was 120,000 ounces, a decrease of 15% from 2006 and a 9% increase from the forecasted 110,000 ounces for 2007.  The decrease in 2007 compared to 2006 is due to less tonnes being stacked due to increased hardness of the ore and lower stacked grade. In addition, an increase in the hardness of the crushed material, a decrease in head grade, and an abnormally heavy rainy season contributed to lower gold production in 2007.  The increase compared to the 2007 forecast was a result of slightly higher tonnes being stacked.  Gold produced in 2006 was 44% higher than in 2005 due to more tonnes stacked, higher grade and fewer rain-associated delays during the rainy season.

Cash costs in 2007 were $217 per ounce compared to $224 per ounce in 2006, a decrease of 3% mainly due to lower mining costs resulting from a reduction in reagent consumption. The lower operating tonnes are a result of more mining activity being focused on the pit cutback. As a result of the recent guidance under Canadian GAAP (see Changes in Canadian Accounting Policies), stripping costs associated with the pit cutback of the main pit, which will extend the life of the mine to 2010 rather than closing in 2007 as previously planned, are now being capitalized and prior deferred stripping balances are being amortized over the units of production to be exposed by that stripping. For ore accessed prior to the main body of ore, stripping costs based on the average stripping ratio of the cutback is charged to mining costs with remaining costs being capitalized. Amortization will be recorded based on units-of-production when the main body of ore is accessed, which is expected to be in the third quarter of 2008. The reduction of 37% from $335 per ounce forecasted for 2007 is mainly a result of the required change in accounting policy for stripping costs. Cash costs per ounce in 2006 were 15% lower than the $265 per ounce in 2005 as a result of higher gold production in 2006 and process improvements.

The Company’s attributable portion of capital expenditures of $12.4 million was related to capitalized waste stripping and the construction of leach pads.

Dividend distributions were made during 2007, IAMGOLD’s share being $32.0 million.

Attributable production is expected to decrease to 72,000 ounces of gold in 2008 due to lower head grade. The attributable portion of capitalized expenditures planned in 2008, of $10.4 million, will be mainly related to the pit cutback, construction of leach pads, and to exploration.

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results

	Q1	Q2	Q3	Q4	2007	% Change	2006	% Change	2005
Total operating material mined (000t)	4,567	4,128	4,053	4,313	17,061	1%	16,813	(1%)	16,911
Capitalized waste mined (000t)	864	1,262	1,188	1,459	4,773	114%	2,235	2383%	90
Strip ratio (a)	3.3	3.0	3.5	3.2	3.2	-	3.2	(3%)	3.3
Heap Leach:
Ore crushed (000t)	827	796	738	788	3,149	(2%)	3,225	4%	3,109
Head grade (g/t)	1.0	1.0	1.0	1.0	1.0	(17%)	1.2	-	1.2
Gold stacked (000 oz)	27	27	24	26	104	(13%)	120	(1%)	121
Recovery (%)	73	73	74	71	73	(4%)	76	(3%)	78
Gold production (000 oz)	20	19	17	18	74	(15%)	87	(6%)	93
Mill:
Ore milled (000t)	287	271	247	268	1,073	12%	962	10%	871
Head grade (g/t)	1.6	1.5	1.5	1.5	1.5	(12%)	1.7	-	1.7
Recovery (%)	97	97	98	98	97	-	97	(1%)	98
Gold production (000 oz)	13	13	12	12	50	2%	49	11%	44
Total gold production (000 oz)	33	32	29	30	124	(9%)	136	(1%)	137
Total gold sales (000 oz)	33	32	28	31	124	(9%)	136	(1%)	137
Gold revenue ($/oz) (b)	650	669	679	784	695	15%	602	36%	443
Cash cost ($/oz) (c)	375	329	433	452	395	18%	336	25%	268
(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Total gold attributable production for 2007 was 124,000 ounces, a decrease of 9% from 2006 (decrease of 8% compared to the forecast) due to an unusually high seasonal rainfall which resulted in fewer tonnes stacked and a reduction in the stacked grade. Total gold produced in 2006 was essentially unchanged with a 1% decrease from 2005.

Cash costs per ounce were $395 compared to $336 in 2006 and $268 in 2005. The increase over 2006 and over the forecast for 2007 was a result of higher fuel, maintenance, cyanide, cement and power generation costs. Cash costs in 2006 were 25% higher than in 2005 as a result of higher mining fleet maintenance and rising fuel, cyanide and cement costs. Rising fuel costs in 2007 and 2006 included increased consumption of fuel due to the need to generate power as the government of Ghana began to require companies to reduce their power consumption from the Ghanaian power grid by up to 50%, beginning mid-2006.

The Company’s attributable portion of capital expenditures of $32.0 million was for capitalized waste stripping, expansion of the CIL plant and the north heap leach expansion, which will continue in 2008.

In 2007, Tarkwa did not make any cash distributions.  Future cash distributions are not expected until the completion of the expansion leave and the north heap leach facility, planned in 2008.

Attributable production is expected to increase to 127,000 ounces of gold in 2008.

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results

	Q1	Q2	Q3	Q4	2007	% Change	2006	% Change	2005
Total operating material mined (000t)	826	876	914	1,105	3,721	(4%)	3,579	30%	2,750
Capitalized waste mined
- Pit cut back (000t)	712	519	433	412	2,076	7%	1,934	189%	669
Strip ratio (a)	4.4	6.1	5.1	5.0	3.4	(24%)	4.5	2%	4.4
Ore milled (000t)	262	235	212	208	917	(9%)	1,006	3%	977
Head grade (g/t)	1.2	1.1	1.4	1.3	1.2	(14%)	1.4	(7%)	1.5
Recovery (%)	92	91	94	94	93	-	93	1%	92
Gold production & sales (000 oz)	9	7	9	9	34	(17%)	41	(5%)	43
Gold revenue ($/oz) (b)	649	669	679	789	696	16%	601	35%	445
Cash cost ($/oz) (c)	466	584	472	628	533	35%	396	14%	347
(a)	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for 2007 was 34,000 ounces, a decrease of 17% from 2006 and 15% from forecast due to fewer tonnes milled and lower head grade. Mechanical problems with the primary crusher resulted in the tonnage reduction, while the decrease in head grade was caused by the reduction in higher grade fresh ore associated with completion of the Amoanda pit in 2006 and delays in accessing higher grade ore in the main Damang pit. An unusually high seasonal rainfall also resulted in fewer tonnes mined from some pits which also contributed to fewer ounces of gold produced. Gold produced in 2006 was 5% lower than 2005 due to lower head grade.

Cash costs were $533 per ounce compared to $396 per ounce in 2006 and $347 per ounce in 2005. The increase over 2006 and the forecast for 2007 was a result of higher fuel, maintenance, cyanide, consumable and on-site power generation costs, as well as lower production. Cash costs in 2006 were 14% higher than 2005 as a result of increased waste mined and on-site power generation costs. Rising fuel costs in 2007 and 2006 included increased consumption of fuel due to the need to generate power as the government of Ghana began to require companies to reduce their power consumption from the Ghanaian power grid by 50%, beginning mid-2006.

The Company’s portion of capital expenditures of $6.2 million was related to the Damang pit cutback, raising the East tailings storage facility and the construction of a seventh CIL tank. Capitalized expenditures planned in 2008 will mainly relate to the Damang pit cutback and tailing storage facility.

In 2007, Damang did not make any cash distributions.  Future cash distributions are not expected until the completion of the pit deepening planned in 2008.

Production is expected to increase to 40,000 ounces of gold in 2008 due to higher grade and lower expected strip ratio.

Niobec Mine (IAMGOLD interest – 100%)

The Niobec mine was acquired by IAMGOLD on November 8, 2006 through the acquisition of Cambior. Niobium revenues for 2007 were $107.8 million, an increase of 44% compared to forecast of $75.0 million. The increase in revenues is due to a 4% increase in volume and a 38% increase in the realized Niobium price. Niobium production increased by 3% to 4,300 tonnes compared to the full year of 2006.

Operating costs have increased by approximately 12% compared to the full year of 2006. The Company acquired Niobec with the purchase of Cambior and has been included in earnings as of November 8, 2006. The increase was mainly due to the strengthening of the Canadian dollar increasing costs by approximately 5%, and cost pressures on consumables and processing costs.

The Niobec mine contribution to operating cash flow was $48.9 million in 2007.

Capital expenditures totaling $20.4 million for 2007 were mainly attributed to investments in a new hoist and headframe extension, underground infrastructure, equipment and deferred development.

For 2008, the Niobec mine’s production is expected to increase marginally, following improved metallurgical recovery, increased mill tonnage and tailing reprocessing, with slightly higher costs due to higher input costs. Revenues are forecasted at $123.0 million.

Capital expenditures planned for in 2008 of $22.9 million will include the shaft deepening program, a study regarding a paste backfill plant which has the potential to double the resources, processing improvements, and a scoping study on expansion. The paste backfill could extend the mine life beyond 20 years.

Royalty Interests

Revenues from royalty interests were $9.5 million in 2007 compared to $7.4 million in 2006 and $10.4 million in 2005. Royalty revenues are primarily derived from the Diavik royalty interest. The Diavik Diamond property is based in Yellowknife, Northwest Territories with an expected mine life in excess of 15 years. Minor amounts are also received from the Magistral mine in Mexico from production from the rinsing of the leach pads. Royalty revenues increased in 2007 compared to 2006 due to an increase of the diamond sales. The decrease in 2006 compared to 2005 because of the divestiture of most of the gold royalties.

On April 25, 2006, the majority of the Company’s gold royalty interests were sold to Battle Mountain Gold Exploration Corp. (“BMGX”) for consideration of $21.9 million consisting of cash, 12 million shares of BMGX and a $2.0 million convertible debenture. In accordance with the sale agreement, all royalty revenues accruing from the beginning of the year and attributable to the sold royalties were for the benefit of the purchaser. On completion of the sale, the book value of royalty interests was reduced by $7.8 million and goodwill by $12.9 million. The common shares and the debenture have been recorded in marketable securities included in other long-term assets, and were sold in 2007.

Exploration and Development

IAMGOLD’s exploration team began 2007 with exploration projects in 12 countries within Africa and the Americas. The Company assumed programs as a result of the acquisitions of Cambior and GGL in 2006. Throughout the year, the exploration group refocused and prioritized its efforts, and rationalized the portfolio of projects and programs where warranted. Four offices were closed as a consequence, providing a more balanced and strategic fit for the Company. Moving forward into 2008, the Company is concentrating on nine countries within South America and Africa, including portions of the Guiana Shield of northern South America which it views as important areas for future growth.

The Company has a significant exploration and development program. In 2007, $74.9 million was spent on exploration and development compared to $28.2 million in 2006 and $11.3 million in 2005.

Exploration and development expenditures were as follows:

($000s)	2007	2006	2005
	$	$	$
Capitalized exploration & development
Operating mines – segment(1)
Suriname	9,770	776	-
Canada(2)	11,354	505	-
Mali	2,058	827	973
Non-gold	75	81	-
	23,257	2,189	973
Exploration & development
South America
Ecuador-Quimsacocha	3,371	5,015	962
French Guiana-Camp Caiman	10,939	3	-
Peru-La Arena	3,156	491	-
Africa
Tanzania-Buckreef	5,511	4,144	-
Botswana	202	1,149	-
	23,179	10,802	962
Total Capitalized	46,436	12,991	1,935
Expensed Exploration
Operating mines - segment
Canada	832	886	-
Botswana	552	278	-
Mali	1,482	221	369
Other	2,801	1,763	-
	5,667	3,148	369
Exploration & development
South America	13,526	7,573	8,806
Africa	7,958	3,807	268
Canada	(229)	75	(73)
Australia	1,524	610	-
	22,779	12,065	9,001
Total Expensed	28,446	15,213	9,370
Total Capitalized & Expensed	74,882	28,204	11,305
(1)
Exploration and development costs related to activity within a mine area are included in mines segments, where as exploration projects which are distinct from mines activities and not within mines areas are included in exploration and development expenditures. Capitalized and expensed exploration and development expenditures related to operating mines segment are discussed in the results of operations section of this MD&A.

(2)
An impairment of $5.9 million was accounted for in 2007 in relation with capitalized resource development costs, incurred at the Doyon division which to date have been unsuccessful in increasing the division’s resource profile.

Capitalized Development Projects

South America - Ecuador—Quimsacocha

Work in Ecuador was directed entirely at the Company’s 100% owned Quimsacocha project, located 40 kilometres southwest of the city of Cuenca in southern Ecuador. Quimsacocha is an advanced exploration project with an identified indicated resource of 33 million tonnes at an average grade of 3.2 g/t Au, indicating 3.3 million ounces of gold. Drilling resumed on the main Quimsacocha resource area late in 2007 for purposes of metallurgical, geotechnical, and geo-hydrological test work. Twenty-four diamond drill holes totaling 4,310 metres were completed within the resource area during this campaign. Earlier in the year, two satellite target areas, Rio Falso Sur and Loma Tasqui, were drill tested with a total of 9,742 metres of diamond drilling in thirty-six holes. In November, 2007, the Company agreed to relinquish 3,220 hectares of the Quimsacocha property position in cooperation with the Government’s request to protect a regional watershed. The relinquished lands represented about 25% of the Quimsacocha concession block, and were located outside of the known resource area. Work is currently in progress on a scoping study, and a pre-feasibility study is planned for the end of the second quarter of 2008. Community relations and public consultation programs are on-going and well advanced.

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. The Company holds a 30 kilometre square mining concession for the project, valid for a period of 25 years.  The feasibility study for the project was completed in August 2005 and updated in 2007.  The Camp Caiman deposit hosts approximately 1.1 million ounces of gold.  Throughout the permitting process, the Company has fulfilled all legal, technical and environmental obligations required; including full and open public hearings and consultations.  The project received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects.  On January 31, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman project. This occurred despite the fact that the Company fulfilled all of the technical, environmental and legal requirements.

On March 13, 2008, IAMGOLD met the President of France. The President agreed to further dialogue with regards to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future. All existing exploration permits remain in effect.

The project was acquired with the Cambior acquisition on November 8th, 2006.  It was valued in accordance with GAAP requiring that the valuation to be based on the information known and knowable on that date.  Based on information currently available the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

South America – Peru – La Arena

In 2007, IAMGOLD announced its intention to divest the La Arena development project in northern Peru. This renewed project generative activities, and three new projects were added to the Peruvian portfolio during the year.

Africa - Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania and contains a measured and indicated resource of 15.9 million tonnes, at an average grade of 2.0 g/t Au, indicating 1 million ounces of gold. IAMGOLD controls 259 square kilometres at Buckreef, covering 40 kilometres of strike of the Rwamagaza Greenstone belt. The Company continued with exploration and development work on the known resources, and completed more than 325 RC drill holes totaling 32,700 metres, and 1,896 metres in 26 diamond drills in further evaluation and study of the known resources. In July, 2007, the Company announced a revised resource estimate for the Buckreef Project that incorporated the results of 37,734 metres of RC drilling and 1,876 metres of diamond drilling that had been completed over the preceding 11 months. Portions of the belt have seen little modern exploration, and are considered highly prospective for early stage exploration. To aid in the regional evaluation, more than 41,800 metres of aircore drilling in 1,191 holes were completed in 2007 on ten regional targets. An internal review of project economics is ongoing and a related scoping document is currently being revised as more information is provided. The objective is to progress the project to pre-feasibility status once positive economics are established.

Follow-up exploration is planned for 2008 on two of the targets, together with additional early stage work. In addition to Buckreef, the Company holds four large concessions blocks elsewhere in northern Tanzania, and a minority interest in the Nyakafuru Joint Venture with Resolute Mining Limited (Tanzania). The Nyakafuru project was sold in February 2008 for $6.0 million in addition to a royalty of $10 per ounce for each additional resource ounce of gold attributable to IAMGOLD’s interest that is discovered on the project, up to $3.75 million.

Africa - Botswana

IAMGOLD controls a large land package surrounding the Mupane mine operation and a total of 12,693 metres of RC drilling were completed on six targets excluding brownfields work carried out near the Mupane mine. The Company’s exploration effort outside the Mupane lease area was discontinued at the year end, and the regional exploration office closed. The Company successfully completed the sale of three large concession blocks. At year-end, the Company was engaged in discussions with third parties concerning the possibility of additional exploration joint ventures.

Greenfields Exploration Expenses

South America - Brazil

Exploration was directed at several early stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district. Both projects will be drill tested in 2008. The Tocantins joint venture project, located in central Brazil, is jointly held by IAMGOLD (55%) and Anglogold Ashanti (45%). The joint venture lands are currently under option to joint venture with Australian-based Mundo Minerals Limited (Brazil).

South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain Project, located about 200 kilometres south southwest of the coastal Capital city of Georgetown. A diamond drill program was implemented on a large gold anomalous trend last drill tested in 1999 and that campaign will carry over into 2008.

South America - Suriname

IAMGOLD is engaged on a multi-year exploration effort on the Rosebel concession holdings. Numerous large soil geochemistry surveys are on-going to evaluate the concessions. Diamond drilling was completed on the Rosebel land position independent of the capitalized exploration and development drilling described previously under Rosebel mine.

The Sarakeek project is situated in Brokopondo province about 80 kilometres southeast of Rosebel Gold Mine, and 170 kilometres south of the capital of Paramaribo. IAMGOLD completed its earn-in obligations under an exploration option agreement, and holds an 87.5% interest in the project. The first drill test of the area was successfully carried out with the completion of a 3,370 metre diamond drilling program. The program is expected to continue into 2008 in conjunction with regional assessment of the 1,718 square kilometre project area.

South America - French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20-25 kilometres southwest of the Camp Caiman development project. The field work, in conjunction with compilation and re-interpretation of earlier exploration results, was done in anticipation of ramping up exploration programs in 2008.

Africa - Senegal

IAMGOLD maintains an exploration office in Dakar that serves as a regional exploration office for West Africa. The Bambadji project, located in eastern Senegal near the international border with Mali, was joint ventured to Randgold Resources Limited (Senegal). Elsewhere, the Company carried out a 10,680 metre RC and 2,389 metre diamond drill program on the Boto Project. The drill program will carry over into 2008.

North America – Canada - Quebec

The Val-d’Or regional exploration office was closed in mid-2007. The majority of the greenfields exploration portfolio was rationalized with the Company retaining a royalty or option for a future participation interest. Property positions were retained on the wholly owned Rouyn-Merger, Porcupine and Gemini-Turgeon projects located in the Abitibi region of northwest Quebec. The Company maintains an interest in numerous joint ventures and inactive royalty interests in Quebec. Future brownfield exploration in Quebec will be carried out from the Company’s mine sites.

Australia – Perth Office

The Perth office was closed early in 2007, and all corporate and exploration functions relocated to the Company’s corporate office in Toronto.

Outlook

IAMGOLD intends to search for new opportunities and pursue the discovery of new deposits in 2008. Total capitalized and expensed exploration and development budget for 2008 is $87.3 million and is summarized as follows:

$000	Capitalize	Expense	Total
	$	$	$
Operating mines - segment	32,800	3,317	36,117
Exploration and development projects	22,811	28,356	51,167
	55,611	31,673	87,284

Capitalized expenditures for operating mines and development projects include underground development and drilling at the Rosebel gold mine, the Doyon property including the Westwood project, and the Buckreef and Quimsacocha projects.

The budget for exploration and development projects is for programs and offices in nine countries of South America and Africa.

Financing for exploration expenditures is from internal cash resources and the Company also benefits from financial assistance from the Quebec government for some Quebec programs through the issuance of flow-through shares.

Assets Held for Sale

Bauxite

Cambior was a bauxite producer in Guyana since December 2004. In mid-2006, Cambior made the strategic decision to sell its Bauxite facilities. Following the acquisition of Cambior in November, 2006, the process was continued. An agreement was reached on February 13, 2007 with Bosai Minerals Group Co. Ltd. (“Bosai”) with an effective date of December 31, 2006 whereby Bosai purchased the bauxite assets in a transaction that included the assumption of $17.7 million of third party debt by Bosai. The net proceeds from the sale of $28.5 million were received on March 21, 2007, with the value being reflected in the purchase price allocation.

In 2006, assets and liabilities related to this sale were classified as assets and liabilities held for sale. The consolidated statement of earnings discloses the results of these operations separately as net earnings from discontinued operations, net of tax, totaling $0.1 million for the 54 day period from November 8, 2006 to December 31, 2006.

Corporate Administration

Corporate administration expenses in 2007 were $33.5 million (2006 - $18.1 million and 2005 - $9.2 million). The increase is primarily due to the acquisitions of GGL and Cambior in 2006 and represents a full year impact in 2007. Expenses in 2007 also included the impact of the weakening of the US dollar relative to the Canadian dollar, increasing costs by approximately $1.7 million. Expenses in 2007 include $2.9 million ($2.9 million in 2006 and $1.2 million in 2005) of non-cash charges related to stock-based compensation granted to employees.

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on capital in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes. During 2007, income and mining taxes totaled $41.4 million compared to $24.8 million in 2006 and $1.7 million in 2005. The increase is mainly due to the Yatela mine which became taxable on July 1, 2006 upon expiration of a tax holiday, and to the acquisition of Cambior in November 2006 and, is partially offset by lower income tax at the Sadiola mine primarily due to lower earnings and the tax benefit on higher general and administration expenses at the head office. We have significant cumulative tax losses and unrecognized tax valuation allowances. The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and/or corporations in which these losses were incurred.

On finalization of the purchase price equation for the Cambior acquisition, the Company recorded a future tax asset relating to the value of the tax losses acquired. During 2007, the Company utilized these tax losses to reduce otherwise taxable income. The utilization of these tax losses resulted in the recognition of a non-cash future tax expense and a reduction of the related tax asset with no cash taxes to be paid by the Company.

Cash Flow

Operating cash flow was $117.1 million for 2007 compared to $75.2 million and $38.3 million for 2006 and 2005 respectively. The increase in operating cash flow is a result of higher gold prices and increased production following the inclusion of results from the Cambior operations from November 8, 2006. The Niobec mine contribution to operating cash flow was $48.9 million. This increase is partially offset by the fact that no dividends were received in 2007 for Tarkwa and Damang.

Cash flow used in investing activities in 2007 was $115.3 million compared to cash flow from investing activities of $12.3 million in 2006 and cash flow used in investing activities of $14.2 million in 2005. The higher cash flow used in 2007 is mainly due to increases in mining and exploration activities resulting from the acquisitions. The increase in cash flow from investing activities for 2006 is mainly a result of loan repayments received from Tarkwa of $25.1 million ($10.5 million in 2005) and proceeds from the sale of royalties and marketable securities of $14.8 million in 2006.

Cash flow used in financing activities was $41.4 million in 2007 compared to $18.0 million in 2006 and $4.8 million in 2005. The 2007 figure was primarily attributable to $36.7 million in net debt repayments, and the payment of dividend, partially offset by issuance of common shares.

Balance Sheet

Liquidity and Capital Resources

Cash and cash equivalents, short-term deposit and bullion position totaled $242.5 million as at December 31, 2007 with bullion valued at the year end market price.

Working Capital

	December 31, 2007	December 31, 2006
Working Capital ($000’s)	155,971	102,056
Current Ratio	1.9	1.5

Working capital increased by $53.9 million mainly due to increases in gold bullion, receivables and other current assets, and inventories and decreases in current portion of long-term debt.

Cash and Cash Equivalents, and Short-Term Deposits

($000’s)	December 31, 2007	December 31, 2006
Discretionary cash and cash equivalents, and short-term deposits	95,693	93,975
Joint venture cash	17,572	30,389
Total	113,265	124,364

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines accounted for as working interest which totaled $5.1 million as at December 31, 2007 and $7.2 million as at December 31, 2006.

Long-Term Debt

Following the acquisition of Cambior on November 8, 2006, a credit facility consisting of a non-revolving term loan and a revolving credit facility was assumed. The term loan balance outstanding as at November 8, 2006 was $21.5 million. Subsequently, the Company made scheduled repayments of $3.5 million in 2006 and $14.0 million in 2007 for a balance outstanding of $4.0 million as at December 31, 2007. The non-revolving term loan was repaid in March 2008.

The revolving credit balance outstanding as at November 8, 2006 was $5.0 million. Subsequently, the Company borrowed an additional $9.0 million in 2006 mainly for use towards employer’s contribution to the defined benefit pension plan, and $7.5 million in 2007. The balance outstanding was fully repaid in 2007. As at December 31, 2007, the $30.0 million revolving portion of the credit facility was not drawn upon except for $11.7 million in letters of credit issued to guarantee asset retirement obligations.

The Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines have been pledged as security for the credit facility. The Company is also subject to various covenants, financial ratios and prepayments in the event of future financings.

The interest margin on this credit facility is calculated at LIBOR plus a premium of 1.50%-2.25%, with the premium being determined based on a ratio of net debt to EBITDA.

On acquisition of Mupane, the Company assumed a debt of $16.6 million which was repaid in June 2006. The Yatela debt of $6.9 million outstanding at the end of 2005, was repaid in 2006.

The Company is in the process of securing a new credit facility to replace the current facility.

Asset Retirement Obligations

IAMGOLD’s mining activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which future costs are estimated. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines. According to management’s estimate, the cash flows provided by the Company’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations. As at December 31, 2007, the Company had $1.8 million in deposits restricted for settling its obligations as well as letters of credit in the amount of $11.7 million to guarantee asset retirement obligations.

In 2007, the Company reevaluated in detail the asset retirement obligation for each site particularly for the mines acquired in 2006. This revaluation resulted in increases of estimated amounts of cash flows required to settle these obligations. These changes were reflected in the purchase price equation.

At December 31, 2007, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted amounts required	Expected timing of payments	Average credit- adjusted risk-free rate
	$
Rosebel mine	30,575	2008-2025	7.71%
Doyon mine	78,636	2021-2120	5.94%
Sleeping Giant mine	4,191	2009-2013	6.06%
Mupane mine	5,750	2008-2012	6.14%
Sadiola mine (38%)	11,061	2008-2015	6.30%
Yatela mine (40%)	8,514	2008-2015	5.88%
Niobec mine	2,535	2008-2025	6.63%
Omai mine	5,233	2008-2009	7.32%
Other mines	1,567	2008-2010	5.64% - 6.37%
	148,062

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

($000’s)	2008	2009	2010	2011	2012	2013 onwards	Total
	$	$	$	$	$	$	$
Outlays/year	8,123	5,943	2,216	6,497	12,984	112,299	148,062

At December 31, 2007, a liability of $85.3 million (2006 - $47.5 million), representing the discounted value of these obligations was accounted for in the Company’s balance sheet.

Each of the Company’s mines, except Mupane, are certified under ISO 14001 standard for environmental management.

Employee Future Benefits

On acquisition of Cambior, in 2006, the Company assumed several defined contribution and final-pay defined benefit pension plans, as well as other post-retirement benefit plans for its employees. Values of defined benefit plans are subject to estimates compiled by professional advisors based on market assumptions and in accordance with accepted practices. The accrued benefit assets/liabilities are subject to change as these assumptions are modified.

At December 31, 2007, the Company had a funded status surplus of $2.5 million for pension benefit plans and a deficit of $6.8 million for post-retirement benefit plans.

On December 31, 2006, the two final-pay defined benefit pension plans were terminated and replaced with a defined contribution plan, triggering a curtailment in both plans as at December 31, 2006. A settlement for the pension plan for designated employees occurred in 2007 and was reflected in the purchase price equation.

Shareholders’ Equity

At the end of 2007, IAMGOLD announced an annual dividend payment of $0.06 per share totaling $17.6 million which was paid on January 11, 2008.

As at December 31, 2007, the Company had 293,763,672 shares issued and outstanding, 5,741,858 outstanding share options and 19,991,000 outstanding warrants. As at March 26, 2008, the number of shares issued and outstanding of the Company was 295,535,529. In addition, there were 19,991,000 warrants exercisable for 8,396,000 shares and 4,823,278 share options outstanding. The increase in the number of shares issued and outstanding is due to the issuance of flow-through shares and the exercise of options since December 31, 2007.

Gold Sales and Commitments

The Company’s gold sales commitments assumed following the acquisition of Cambior were completely delivered in 2006 and 2007. These commitments were recognized on the balance sheet as they were treated as non-hedge instruments. The change in market value in 2007 was included in the statement of earnings as a non-hedge derivative loss totalling $2.1 million. On delivery of gold into the forward contracts, the related marked-to-market value was amortized into gold revenue.

As at December 31, 2007, the Mupane sales contracts totalling 121,664 ounces of gold at a price of $404 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During 2007, 77,776 ounces of gold (58,332 ounces in 2006) were delivered under these forward sales contracts.

(in $000)	December 31, 2007		December 31, 2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Non-hedge derivatives (Cambior)	-	-	(16,409)	(16,409)
Normal sales contracts (Mupane)	(28,346)	(53,720)	(44,785)	(53,040)
	(28,346)	(53,720)	(61,194)	(69,449)

Gold Bullion

At December 31, 2007, the accumulated gold bullion balance was 154,954 ounces at an average cost of $348 per ounce for a total cost of $54.0 million. The market value of the bullion was $129.2 million using a December 31, 2007 gold price of $834 per ounce (as at December 31, 2006: 148,704 ounces of gold, cost of $49.0 million and market value of $94.0 million). In 2007, the increase in the number of ounces was due to the receipt of 6,250 ounces of gold related to gold receivable following a prior disposal of a project. Gold bullion is required to be held in the accounts of reputable and authorized counterparties, which includes Canadian Chartered Banks, refineries, metals dealers, and foreign banks as reviewed and approved by senior management on a continual basis.

(in $000)	December 31, 2007		December 31, 2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold Bullion	53,982	129,193	49,012	93,981

Ounces of Gold Receivable

As at December 31, 2007, IAMGOLD had 18,750 ounces of gold receivable, valued at $15.4 million related to the prior disposal of a project (as at December 31, 2006: 25,000 ounces valued at $15.3 million). These ounces will be received in three equal quarterly deliveries starting March 31, 2008.

Non-controlling Interests

The non-controlling interest relates to the minority partners’ interests in Rosebel Gold Mines N.V.

Contractual Obligations

Contractual obligations as at December 31, 2007, are presented in tabular form below. These will be met through available cash resources and operating cash flows.

	Payments due by period
(in $000’s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Capital commitments	11,131	11,131	-	-	-
Purchase obligations	16,579	16,579	-	-	-
Operating leases	4,883	861	1,089	838	2,095
Long-term debt, including interest	10,796	4,773	5,579	423	21
Asset retirement obligations	148,062	8,123	8,159	19,481	112,299
Accrued benefit liabilities	7,193	611	1,234	1,349	3,999
Termination benefits	2,132	2,132	-	-	-
Total contractual obligations	200,776	44,210	16,061	22,091	118,414

Capital commitments relate to contractual commitments to complete facilities at some of IAMGOLD’s mines. Purchase obligations relate to agreements to purchase goods or services that are enforceable and legally binding to the Company. Operating leases refer to total payment obligations related to operating lease agreements.

The asset retirement obligations indicated in the table above are the Company’s attributable share of the estimated decommissioning and rehabilitation costs that will be incurred at the Company’s mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

Accrued benefit liabilities represent the estimated benefit payment for the next ten years. Termination benefits were accounted for Sleeping Giant mine in Canada which will be closing according to mine plans at the end of 2008 following the depletion of reserves and resources.

The Company also holds gold forward sales contracts that are described above. In addition, the Company has a comprehensive share option plan for its full-time employees, directors and self-employed consultants, and a share bonus plan as well as warrants. A summary of the status of these plans and warrants is disclosed in the notes to the Company’s consolidated financial statements.

Production from mining operations is subject to third party royalties and management fees as described in the notes to the Company’s consolidated financial statements.

Related Party Transactions

During 2006 and 2005, IAMGOLD obtained management services from companies controlled by a Company’s director and significant shareholder of the Company in the amount of $0.4 million and $0.2 million respectively. These amounts are included in corporate administration. In 2007, there were no related party transactions.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls

Pursuant to regulations adopted by the US Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, IAMGOLD’s management evaluates the effectives of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As at the end of the period covered by this MD&A and accompanying financial statements, IAMGOLD’s management has reviewed and evaluated the effectiveness of its disclosure controls and procedures were effective to consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Internal Controls Over Financial Reporting

Management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

As of December 31, 2007, management of the Company is responsible for evaluating the design of internal control over financial reporting. An evaluation was performed under the supervision of, and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on this assessment, management determined that the Company maintained effective design of internal control over financial reporting. During the quarter ended December 31, 2007, there were no charges in the Company’s internal controls over financial reporting that have occurred that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

The unique feature of the mining industry is the need to replace mineral reserves to maintain metal production levels.

Mineral reserve and resource estimates have been estimated by the Company’s technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM “Standards on Mineral Resources and Reserves”). A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data. Reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and may be inaccurate. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves are summarized as follows. For more details, refer to the detailed presentation of reserves and resources included in the 2007 annual report and at IAMGOLD’s website (www.iamgold.com).

	2007		2006	2005
Gold ($/oz)	600	(a)	500-550	400
Copper ($/lb)	1.50		1.50	-
Niobium ($/kg Nb)	27.42		20.69	-
Cdn$ / US$	1.0500		1.2500	-
(a)	$550 per ounce for Tarkwa and Damang, and $425 per ounce for Camp Caiman project as per feasibility study.

Actual production costs may be greater than estimated production costs due to many factors like increasing fuel costs or low production. Level of production may also be affected by different factors like weather or supply shortage. A decrease of $50 per ounce in the price of gold would decrease reserves by 8%, and an increase of the gold price to $650 per ounce would have a positive impact of 7% on reserves.

A number of accounting estimates, as described below, are formulated from the reserve estimate.

Working Interests, Royalty Interests, Mining Assets and, Exploration and Development

Costs of a mining property are capitalized when the Company believes it has mineral resources with the potential to be economically recoverable.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of working and royalty interests and mining assets (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated the same way unless its expected life is less than the life of the deposit where it will be amortized over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the remaining life of the operation.

Amounts relating to values beyond proven and probable reserves (VBPP) are not amortized until resources are converted into reserves.

Impairment

The carrying amounts shown on the balance sheet for working and royalty interests, mining assets and, exploration and development are regularly tested for impairment of value.  An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  In that event, the asset must be written down to its fair value and an impairment loss recorded in earnings.  Net estimated future cash flows, on an undiscounted basis, from each long-lived asset are calculated based on proven and probable reserves as well as VBPP reserves, estimated realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.  The fair value is based on the present value of the estimated cash flows.  Management’s estimate of future cash flows is subject to risk and uncertainties.  Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets.

Impairment of Goodwill

The carrying value of goodwill on the balance sheet is tested at least annually for impairment and when there is evidence of impairment. Fair values of reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the total fair value exceeds the carrying value, goodwill is not considered to be impaired. If the total fair value is less than the carrying value, the fair values of the assets and liabilities within each reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined. The fair value is based on the present value of the estimated cash flows. The Company’s estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that future impairment charges could occur.

Purchase Price Allocation

Business acquisitions are accounted for under the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value of the consideration paid at the closing date of acquisition. The fair value of the consideration paid is then allocated to the fair values of the identifiable assets and liabilities. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value requires management to make assumptions and estimates about future events. The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheets items and on future results.

Asset Retirement Obligations

The Company establishes estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploitation or newly discovered reserves. These estimates are made by personnel at the operations and are regularly reviewed and updated.

Income and Mining Taxes

At the close of each accounting period, future income and mining taxes are estimated. These taxes arise from the difference between the book and the tax basis of assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income and mining taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income and mining taxes to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income and mining tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

Employee Future Benefit Plans

The value of defined benefit plans are subject to estimates compiled by professional advisors based on market assumptions and in accordance with accepted practices. The accrued benefit assets/liabilities are subject to change as these assumptions are modified. Assumptions are mainly with respect to accrued benefit obligations’ discount rate and rate of compensation increase, expected long-term rate of return on plan assets, assumed health care trend used to measure the expected cost covered by the plans, and the average remaining service period of active employees covered by the plans.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and we establish provisions for future disbursements required.

Stock-Based Compensation

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options. The model requires certain inputs that require management estimates.

Changes in Canadian Accounting Policies

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, IAMGOLD adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:
•	Held-to-maturity investments (measured at amortized cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold, impaired or matured).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, Comprehensive income is defined as net earnings/loss and other comprehensive income and represents all changes in equity during a period from transactions and events from non-owners sources. Accumulated other comprehensive income will include the cumulative translation adjustment account and unrealized gains/losses on financial assets which are classified as available-for-sale net of tax.

Impact

On January 1, 2007, these changes in accounting policies required the following adjustments:

	Balance December 31, 2006	Adjustments	Balance January 1, 2007
($000)	$	$	$
Assets
Other long-term assets—
Debenture receivable	2,000	280	2,280
Marketable securities	9,379	1,365	10,744
Gold receivable	15,281	106	15,387

Liabilities
Future income and mining tax liability	185,015	173	185,188

Shareholders’ equity
Retained earnings	108,932	306	109,238
Cumulative translation adjustment	(4,836)	4,836	-
Accumulated other comprehensive loss	-	(3,564)	(3,564)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the closing quoted market price. Unrealized gains or losses related to changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security and debenture receivable are sold or impaired.  When the assets are sold, impaired or matured, the accumulated change in OCI is reversed and the actual gain or loss on disposal is accounted for in the statement of earnings.

The Company also owns warrants included in marketable securities. These warrants were measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in market value are reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest reported in earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During 2007, a decrease, net of income tax, in the fair value of marketable securities, debenture and warrants totaling $4.8 million was reflected in “accumulated other comprehensive loss” for $3.6 million (net of income tax) and in non-hedge derivative loss for $1.2 million. The debenture receivable and some marketable securities were sold during the year. Their respective unrealized losses net of income tax totaling $1.4 million were reversed to net earnings. An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $29.9 million for 2007 was classified under other comprehensive income. The increase of the gold receivable embedded derivatives totaling $3.9 million for 2007 was accounted for as a non-hedge derivative gain in the statement of earnings.

Stripping Costs

On March 2, 2006, the CICA issued EIC-160 – “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis. The Company applied this accounting recommendation on a prospective basis, effective January 1, 2007.

There are capitalized stripping costs related to the Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs in 2007 is as follows:

($000)	2007
$
Beginning balance	9,459
Stripping costs capitalized	10,216
Amortization	(1,854)
Ending balance	17,821

Future Accounting Changes

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation. Section 3862 require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains. The Company is assessing the impact of these sections and will adopt these standards commencing in the 2008 year.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. The Company is assessing the impact of this new section and will adopt these standards commencing in the 2008 year.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and will adopt these standards prospectively commencing in the 2008 year.

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAD 38 – Intangible Assets. This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement. This section applies to fiscal years beginning on or after October 1, 2008. The Company is assessing the impact of this new section and will adopt these standards in 2009.

International Financial Reporting Standards

In January 2006, the AcSB adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document outlines the AcSB’s implementation plan for incorporating IFRS into Canadian GAAP, including identifying key decisions that the AcSB will need to make as it implements the strategic plan for publicly accountable enterprises. The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

Risks and Uncertainties

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below. For a more comprehensive discussion of the risks faced by IAMGOLD, please refer to IAMGOLD’s Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml, which risks described in the Annual Information Form are incorporated by reference into this Management’s Discussion & Analysis.

Financial Risks

Commodity Prices

Revenues depend on the market prices for the mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share.

Oil prices also affect costs, particularly at Rosebel due to the oil cost components of the power supply and fuel for the open-pit mining fleet.

All of the factors that determine commodity prices are beyond the Company’s control. The Company does not take any particular measures to protect itself against fluctuations in the commodities market.

Currency

Metal sales are mainly transacted in US dollars. Movement in the Canadian dollar against the US dollar therefore has a direct impact on the Company’s Canadian divisions and executive office cost base. International operations have exposure to currency however a significant portion of each international operation’s cost base is denominated in US dollars. From time to time, the Company may enter into foreign exchange contracts to fix the exchange rate.

The Euro is the functional currency for the Company’s activities in French Guiana. The capital and production cost of the Camp Caiman project can be impacted by a change in the Euro exchange rate.

Cash and Cash Equivalents, and Short-term Deposits

IAMGOLD treasury management objectives are to protect shareholders’ value and ensure sufficient liquidity to meet its financial obligations.

Financing and Interest Rates

A portion of the Company’s activities is directed to the search for and the development of new mineral deposits. There is a risk in obtaining financing as and when required for exploration and development. The Company is subject to movements in interests rates and the actual credit facility was negotiated with interest rates based on the LIBOR.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may include fiscal stability guarantees.

Access to Capital Markets

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, IAMGOLD maintains a relationship with key financial participants and has an investor relations program to communicate with and inform institutional and retail investors, as well as other stakeholders.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

Operational Risks

Mineral Reserves and Extractions

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgemental interpretations of geology. Successful extraction requires safe and efficient mining and processing. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from deposits. Level of production may also be affected by weather or supply shortages.

Safety and Other Hazards

Mines may suffer rockbursts, groundfalls or slope failures and other natural or man-provoked incidents that could affect the mining of the ore. Mills and other infrastructure are industrial workplaces. To minimize risks in these areas, the Company provides training programs for employees and has joint management-worker committees to review work practices and environment.

Energy

Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available.

Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole. The Company has programs to recruit and train the necessary manpower for its operations, and endeavour to maintain good relations with its workforce in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Environmental Hazard

Various environmental incidents can have a significant impact on operations. To mitigate these risks, an ISO 14001-certified environmental management system that covers all aspects of the mining cycle is in place. In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices and has emergency plans to deal with any incidents.

Political Risk

Operations, particularly those located in emerging countries, are subject to a number of political risks. Political risk insurance is maintained for some jurisdictions.

Operations in Mali, Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labour matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

Legislation

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. IAMGOLD is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect.

Forward-Looking Statements

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in the Company’s credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects, include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future of the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or that IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represents net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	2007	2006	2005
	$	$	$
Adjusted net earnings	57,568	74,063	20,494
Impairment charge - Mupane	(93,725)	-	-
Impairment charge - Doyon development costs	(5,903)	-	-
Impairment charge - Other	-	(1,582)	-
Net earnings (loss)	(42,060)	72,481	20,494

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior period, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the consolidated statement of earnings.

	Operating Gold Mines							Others
	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total (2)
Year ended December 31, 2007
Mining costs, excluding depreciation, depletion and amortization	124,762	67,761	24,650	49,554	59,279	29,787	355,793	70,694	426,487
Adjust for:
By-product credit	(149)	(2,504)	(794)	(225)	(99)	(67)	(3,838)
Stock movement	1,757	6,104	857	(1,199)	(1,382)	(304)	5,833
Accretion expense	(1,208)	(1,645)	(950)	(506)	(272)	(261)	(4,842)
Foreign exchange, interest and other	(446)	(437)	135	(686)	(1,195)	(3,004)	(5,633)
Cost attributed to non-controlling interest	(6,236)	-	-	-	-	-	(6,236)
	(6,282)	1,518	(752)	(2,616)	(2,948)	(3,636)	(14,716)
Cash costs - operating mines	118,480	69,279	23,898	46,938	56,331	26,151	341,077
Cash costs - working interests (3)							67,155
Total cash costs including working interests							408,232
Attributable gold production - operating mines (000 oz)	263	131	67	86	140	120	807
Attributable gold production - working interests (000 oz) (3)							158
Total attributable gold production (000 oz)							965
Total cash costs ($/oz)	452	528	358	548	401	217	423

	Operating Gold Mines							Others
	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total (2)
Year ended December 31, 2006

Mining costs, excluding depreciation, depletion and amortization	20,290	10,787	3,528	30,998	49,925	29,560	145,088	8,237	153,325
Adjust for:
By-product credit	(51)	(162)	(95)	-	-	-	(308)
Stock movement	(3,084)	80	(110)	419	467	(226)	(2,454)
Accretion expense	(22)	(214)	(24)	-	608	742	1,090
Foreign exchange, interest and other	(530)	(90)	(47)	(184)	709	1,448	1,306
Cost attributed to non-controlling interest	(830)	-	-	-	-	-	(830)
	(4,517)	(386)	(276)	235	1,784	1,964	(1,196)
Cash costs - operating mines	15,773	10,401	3,252	31,233	51,709	31,524	143,892
Cash costs - working interests (3)							62,042
Total cash costs including working interests							205,934
Attributable gold production - operating mines (000 oz)	38	23	8	65	190	141	465
Attributable gold production - working interests (000 oz) (3)							177
Total attributable gold production (000 oz)							642
Total cash costs ($/oz)	415	444	433	483	273	224	321

	Operating Gold Mines							Others
	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	(1)	Total (2)
Year ended December 31, 2005

Mining costs, excluding depreciation, depletion and amortization	-	-	-	-	50,717	27,354	78,071	-	78,071
Adjust for:
Stock movement	-	-	-	-	(153)	(81)	(234)
Foreign exchange, interest and other	-	-	-	-	(6,042)	(1,156)	(7,198)
	-	-	-	-	(6,195)	(1,237)	(7,432)
Cash costs operating mines	-	-	-	-	44,522	26,117	70,639
Cash costs - working interests (3)							51,789
Total cash costs including working interests							122,428
Attributable gold production - operating mines (000 oz)	-	-	-	-	168	98	266
Attributable gold production - working interests (000 oz) (3)							180
Total attributable gold production (000 oz)							446
Total cash costs ($/oz)	-	-	-	-	265	265	274

(1) Non-gold, Exploration and development, and Corporate segments.
(2) As per consolidated statement of earnings
(3) Related to working interests: Tarkwa and Damang mines.